UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC
(Name of Subject Company (Issuer))

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC
(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Matthew Jenal
Cadogan Management, L.L.C.
149 Fifth Avenue, 15th Floor
New York, NY 10010
(212) 585-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Nathan J. Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
(212) 848-4000

March 27, 2009
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $11,388,400	Amount of Filing Fee:	(b) $635.47

(a)           Calculated as the estimated aggregate maximum purchase price for Shares.

(b)           Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $635.47
Form or Registration No.:  Schedule TO, Registration No. 005-84076
Filing Party:  Cadogan Opportunistic Alternatives Fund, LLC
Date Filed:  March 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on March 27, 2009 (the “Schedule TO”), and relates to an offer by Cadogan Opportunistic Alternatives Fund, LLC to purchase up to 20% of its outstanding shares of limited liability company interests from the Members of the Company holding the Shares at their unaudited net asset value per Share, as set forth in the Offer to Purchase dated March 27, 2009 (the “Offer to Purchase”), and upon the terms and subject to the conditions set forth in the Offer to Purchase.

The purpose of this Amendment is to make certain clerical changes to the Notice of Intent to Tender dated March 27, 2009 and filed as Exhibit C to the Schedule TO.  Other than as amended or supplemented by this Amendment, all other terms of the Schedule TO remain the same.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

A.  Cover Letter to Offer to Purchase and Notice of Intent to Tender.**

B.  Offer to Purchase.**

C.  Form of Notice of Intent to Tender.*

D.  Form of Notice of Withdrawal of Tender.**

E.  Forms of Letters to Members in connection with the Company’s acceptance of tenders of Shares.**

F.  Form of Promissory Note.**

G. Unaudited Financial Statements of the Company for the semi-annual period from April 1, 2008 to September 30, 2008.**

*	Filed herewith
**	Exhibit previously filed with the Schedule TO on March 27, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CADOGAN OPPORTUNISTIC ALTERNATIVES FUND, LLC

By:	/s/ Matthew Jenal
	Name:	Matthew Jenal
	Title:	Director and Treasurer

 April 14, 2009

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Notice of Intent to Tender.**

B.	Offer to Purchase.**

C.	Form of Notice of Intent to Tender.*

D.	Form of Notice of Withdrawal of Tender.**

E.	Forms of Letters to Members in connection with the Company’s acceptance of tenders of Shares.**

F.	Form of Promissory Note.**

G.	Unaudited Financial Statements of the Company for the semi-annual period from April 1, 2008 to September 30, 2008.**

*	Filed herewith
**	Exhibit previously filed with the Schedule TO on March 27, 2009.